

Effects of Healthcare Treatment

Effects of Healthcare Costs

glass**FROGG**

glassFROGG crowdsources healthcare costs

The cost of healthcare has become a crisis for families and employers in the state of Utah and across the United States. In spite of these high expenses, most people are unaware that prices for the same procedure can vary as much as 90 percent. Access to good data is the foundation for accessing affordable healthcare, yet the healthcare industry is not sharing useful data with the people who need it.

The Utah startup glassFROGG is on a mission to make healthcare costs more visible to the public through asking people to share their medical bills and then publicizing the data.

"We can crowdsource to solve one of the biggest problems facing American families," says co-founder Lucien Morin. "People should not live in fear that a medical emergency will ruin them financially. We can change that if we have access to good data. The best healthcare data is sitting in our homes all over Utah – it's the medical bills we receive from hospitals and clinics. So we built an app to allow people to share this information to help everyone access healthcare prices in Utah."

After downloading the app, users upload photos of medical bills to glassFROGG, rate their experience and answer a couple of questions. The charges listed on those medical bills are reviewed by glassFROGG and posted in the search results of the app. No personal information is shared, but users are welcome to black out any personal information before snapping the picture.

The result is a powerful database that allows glassFROGG users to see detailed pricing information, including billed rates, contracted insurance rates, provider ratings, and user comments. For example, bills entered into the glassFROGG app show that the cost for an overnight hospital stay for expectant mothers in Utah ranges from $5,000 to almost $17,000.

"By sharing our medical bills and telling our story, we help others connect with affordable providers and give everyone the data necessary to have real conversations about the cost of healthcare," Lucien says.

Founders of glassFROGG – Lucien Morin, Jake Fackrell, and Bob Spencer – believe in collecting good data, asking the right questions, and encouraging good policy changes.

"We need to start asking the right questions when it comes to healthcare. Debating how we pay for these expensive medical bills is not the right conversation; instead we need to start asking 'Why are providers charging so much for healthcare?'" Lucien says.

The founders launched glassFROGG in the Utah market on February 1. In the first few months of operation, the app has grown to include thousands of users and data submissions. They are releasing new features of the app monthly to improve the user experience, create excitement in the movement, and make healthcare affordable for everyone.

To gather more data, glassFROGG is even paying people to share their bills. Details are found on the glassFROGG app.

Currently, glassFROGG is focusing on building their Utah database and will launch nationwide in 2020.

"People like you and me need to be more engaged if we are going to fix healthcare, and we have the information in our hands to fix it," Lucien says. "The healthcare system in the U.S. is definitely complicated, but the solution to making healthcare more affordable is really not that complicated. We need to give reasonable people access to good data that allows them to choose affordable healthcare options."











HOW TO NAME A FROG

South America is home to the glass frog, which has transparent skin making its organs visible to the naked eye. This image captures perfectly glassFROGG's goal of creating transparency in healthcare.

Also, a group of frogs is conveniently called an army – which reflects the app's mission to build an army of consumers who will rise up and take control of healthcare costs and make healthcare affordable for everyone.

"It's time to shine a light on the cost of healthcare and to start asking the right questions," Lucien says. "We are creating a movement to push for real change in healthcare."

The glassFROGG founders invite you to download the app and join the crusade to make healthcare affordable for everyone.

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